Exhibit (a)(2)(iii)

Natrol, Inc.

21411 Prairie Street

Chatsworth, California 91311

(818) 739-6000

November 27, 2007

To All of our Stockholders:

We are very pleased to inform you that, as publicly announced, on November 18, 2007 we entered into a merger agreement with Plethico Pharmaceuticals Ltd. and its indirect wholly owned subsidiary, Nutra Acquisition Company Inc., whereby all outstanding shares of Natrol, Inc.’s common stock will be purchased for $4.40 per share in cash.

Under the terms of the merger agreement, Nutra Acquisition Company Inc. is today commencing a tender offer to purchase all outstanding shares of our common stock at a price of $4.40 per share net to the seller in cash. The tender offer is currently scheduled to expire at 5:00 p.m., New York City time, on Thursday, December 27, 2007. Following the completion of the tender offer, Nutra Acquisition Company Inc. will be merged with and into Natrol, Inc. in a second-step, cash-out merger in which each then-outstanding share of Natrol, Inc. common stock (subject to certain exceptions) that was not tendered in the tender offer, will be converted into the right to receive $4.40 in cash, and Natrol, Inc. will survive the merger as a wholly owned subsidiary of Plethico.

Your Board of Directors unanimously recommends that you accept the offer and tender all of your shares of Company common stock in the offer, and, if required under applicable Delaware law to consummate the merger, vote all of your shares of Company common stock “for” the adoption of the merger agreement.

Enclosed with this letter is a Schedule 14D-9 containing the recommendation of our board and explaining the reasons behind its recommendation, as well as the background to the transaction and other important information.

Also accompanying this letter is a copy of Nutra Acquisition Company’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Natrol shares. Those documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read and consider all of the enclosed materials carefully.

Very truly yours,

Wayne M. Bos

President and Chief Executive Officer